UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
ALCAN INC.
(Name of Subject Company)
ALCAN INC.
(Name of Person(s) Filing Statement)
Common Shares
Common Share Purchase Rights
(Title of Class of Securities)
013716105
(CUSIP Number of Class of Securities)
Roy Millington, Secretary
Alcan Inc.
1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2
514-848-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
With copies to:

Scott D. Miller George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	Norman M. Steinberg Andrew Bleau Ogilvy Renault LLP 1981 McGill College Avenue Montreal QC, Canada H3A 3C1

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
     This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to an offer (the “Alcoa Offer”) by Alcoa Inc., a Pennsylvania corporation (“Alcoa”) and Alcoa Holdco Canada ULC, an unlimited liability company organized under the laws of the Province of Nova Scotia, Canada and a wholly owned subsidiary of Alcoa (together with Alcoa, the “Offerors”), to purchase each issued and outstanding common share (the “Common Shares”) of Alcan Inc. (“Alcan”), together with the associated rights (the “Alcan Rights” and together with the Common Shares, the “Alcan Shares”) issued under the Alcan Shareholder Rights Plan Agreement, made as of December 14, 1989, amended on February 8, 1990 and March 5, 1990, approved by shareholders on April 26, 1990, amended and restated on March 2, 1995 and April 24, 1995, reconfirmed by shareholders on April 27, 1995, amended and restated on April 22, 1999, reconfirmed by shareholders on April 22, 2002 and amended on April 28, 2005, between Alcan and CIBC Mellon Trust Company, as rights agent (and including any Alcan Shares that may become outstanding after the date of the Alcoa Offer upon the exercise of options or other rights (other than the Alcan Rights) to acquire Alcan Shares but prior to the completion of the Alcoa Offer) for a combination of (a) US$58.60 net per share in cash (less any applicable withholding taxes and without interest) and (b) 0.4108 of a share of Alcoa common stock for each Alcan Share. In connection with the Alcoa Offer, Alcan’s board of directors has prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular, which will be mailed to holders of Alcan Shares, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.
Item 1.   Subject Company Information.
     (a)   The name of the subject company is Alcan Inc., a corporation organized under the laws of Canada. The address and telephone number of its principal executive offices is 1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2, (514) 848-8000.
     (b)   This Statement is filed in respect of the Alcan Shares. As of May 17, 2007, there were 369,045,969 Common Shares issued and outstanding. As of the same date, Alcan also had options to purchase 8,581,805 Common Shares outstanding.
Item 2.   Identity and Background of Filing Person.
     (a)   Alcan is the subject company and the person filing this Statement. Alcan’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference. Alcan maintains a website at www.alcan.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.
     (b)   This Statement relates to the Alcoa Offer as set forth under “Introduction” above, which information is incorporated herein by reference.
     The Alcoa Offer is on the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), dated May 7, 2007, filed by the Offerors with the U.S. Securities and Exchange Commission (the “SEC”). According to the Schedule TO, the Alcoa Offer will expire at 5:00 p.m. (Eastern Daylight Saving Time) on July 10, 2007 unless the Offerors extend or withdraw the Alcoa Offer.
     The Schedule TO states that the Alcoa Offer is being made by Alcoa Inc. and Alcoa Holdco Canada ULC. The Schedule TO states that Alcoa Inc.’s principal executive offices are located at 390 Park Avenue, New York, New York 10022. The Schedule TO states that Alcoa Holdco Canada ULC’s registered offices are located at 1959 Water Street, Suite 900, Halifax, Nova Scotia, B3J 3N2.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the Directors’ Circular under the headings “Ownership of Securities of Alcan”, “Arrangements between Alcan and its Directors and Senior Officers”, “Issuances of Securities of Alcan to the Directors and Senior Officers of Alcan”, “Ownership of Securities of Alcoa”, “Interests in Material Contracts of Alcoa” and “Schedule C — Issuances

of Securities of Alcan” is incorporated herein by reference. In addition, the information set forth on pages 20 through 26 and 28 through 42 (“Report on Executive Compensation”, “Executive Officers’ Compensation”, “Employment Agreements”, “Directors’ Compensation”, “Indebtedness of Directors, Executive Officers and Employees”, “Directors’ and Officers’ Liability Insurance” and “Schedule B—Summary of the Alcan Executive Share Option Plan Amendments”) of Alcan’s Proxy Circular, dated February 26, 2007, which was sent to Alcan shareholders in connection with Alcan’s 2007 Annual Meeting of Shareholders, is filed as Exhibit (e) (1) and is incorporated herein by reference. The agreements and plans filed as Exhibits (e)(2) through (21) are incorporated herein by reference.
     In the ordinary course of business, affiliates of Alcoa Inc. and Alcan have entered into joint venture arrangements and other agreements. Other than with respect to these business arrangements, to the knowledge of Alcan, there are (i) no arrangements or agreements made or proposed to be made, nor any understandings between, Alcoa and any of its directors, executive officers or affiliates, on the one hand, and Alcan and any of its directors, executive officers or affiliates, on the other hand, including any arrangements, agreements or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to Alcan’s directors or executive officers remaining in or retiring from office if the Alcoa Offer is successful; and (ii) no actual or potential conflicts of interest between Alcoa, its directors, executive officers or affiliates, on the one hand, and Alcan, its directors, executive officers or affiliates, on the other hand. No director or executive officer of Alcan is also a director or executive officer of Alcoa or any of its subsidiaries.
Item 4.   The Solicitation or Recommendation.
(a)	Solicitation/Recommendation
     The information set forth in the Letter to Shareholders in the Directors’ Circular and the information set forth in the Directors’ Circular under the headings “Questions and Answers about the Inadequate Offer from Alcoa — Should I accept or reject the Alcoa Offer?”, “Summary — Unanimous Recommendation of the Board of Directors”, “Unanimous Recommendation of the Board”, “Analysis and Reasons for the Board’s Conclusion and Recommendation” and “Background to the Alcoa Offer and Response of Alcan” is incorporated herein by reference.
(b)	Reasons for the Recommendation
     The information set forth in the Letter to Shareholders in the Directors’ Circular and the information set forth in the Directors’ Circular under the headings “Questions and Answers about the Inadequate Offer from Alcoa — Why does the Board believe that the Alcoa Offer should be rejected?”, “Summary — Reasons for Rejection”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “Background to the Alcoa Offer and Response of Alcan”, “Opinion of Morgan Stanley” and “Schedule B — Opinion of Morgan Stanley & Co. Incorporated”, is incorporated herein by reference.
(c)	Intent to Tender
     Except as set forth or incorporated by reference in this Statement, to the best of Alcan’s knowledge, to the extent permitted by applicable securities laws, rules or regulations, each director, executive officer, affiliate and subsidiary of Alcan currently intends to hold any Alcan Shares of which he, she or it is the record or beneficial owner and does not intend to tender any such Alcan Shares in the Alcoa Offer. The information set forth in the Directors’ Circular under the headings “Questions and Answers about the Inadequate Offer from Alcoa — Should I accept or reject the Alcoa Offer?”, “Summary — Rejection of the Alcoa Offer by Directors and Senior Officers”, “Intentions of Directors and Senior Officers” and “Ownership of Securities of Alcan” is incorporated herein by reference.
Item 5.   Persons/Assets, Retained, Employed, Compensated or Used.
     The information set forth in the Directors’ Circular under the headings “Background to the Alcoa Offer and Response of Alcan”, “Opinion of Morgan Stanley”, “Persons or Assets Employed, Compensated or Used” and “Schedule B — Opinion of Morgan Stanley & Co. Incorporated” is incorporated herein by reference.
Item 6.   Interest in Securities of the Subject Company.
     Except as set forth or incorporated by reference in this Statement, no transactions in the Alcan Shares have been effected during the past 60 days by Alcan or, to Alcan’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries. The information set forth in the Directors’ Circular under the headings “Issuances of Securities of Alcan to the Directors and Senior Officers of Alcan”, “Trading in Common Shares of Alcan”, “Schedule C — Issuances of Securities of Alcan” and “Schedule D—Trading in Common Shares of Alcan” is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.
     The information set forth in the Letter to Shareholders in the Directors’ Circular and the information set forth in the Directors’ Circular under the headings “Questions and Answers About the Inadequate Offer From Alcoa—Why Does the Board believe that the Alcoa Offer should be rejected?”, “Question and Answers About the Inadequate Offer From Alcoa—What is the Board doing in response to the Alcoa Offer?”, “Summary—Reasons for Rejection”, “Summary— Alternatives to the Alcoa Offer”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “Background to the Alcoa Offer and Response of Alcan”, “Alternatives to the Alcoa Offer”, “Shareholder Rights Plan” and “Schedule E — Summary of Shareholder Rights Plan” is incorporated herein by reference.
Item 8. Additional Information.
     The information set forth in the Directors’ Circular under the headings “Questions and Answers about the Inadequate Offer from Alcoa”, “Cautionary Statement Regarding Forward-Looking Statements”, “Currency”, “Exchange Rate Information”, “Summary”, “Directors’ Circular”, “Arrangements between Alcoa, Alcan and the Directors and Senior Officers of Alcan”, “Alcan”, “Regulatory and Governmental Matters”, “Other Information”, “Certain Canadian Federal Tax Consequences of the Alcoa Offer”, “Material Changes”, “Other Matters”, “Statutory Rights”, “Directors’ Approval”, “Consent of Morgan Stanley & Co. Incorporated”, “Certificate”, “Schedule A — Glossary”, “Schedule B—Opinion of Morgan Stanley & Co. Incorporated” and “Schedule E — Summary of Shareholder Rights Plan” is incorporated herein by reference.
Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Directors’ Circular, dated May 22, 2007

(a)(2)	Press release issued by Alcan on May 7, 2007. (Incorporated by reference to exhibit 99.1 to Alcan’s Current Report on Form 8-K filed on May 8, 2007.)

(a)(3)	Press release issued by Alcan on May 22, 2007.

(e)(1)	Excerpts from Alcan Inc.’s Proxy Circular dated February 26, 2007 relating to the 2007 Annual Meeting of shareholders

(e)(2)	Employment Agreement dated March 14, 2006 with Richard B. Evans. (Incorporated by reference to exhibit 10.1 to Alcan’s Current Report on Form 8-K filed on March 16, 2006.)

(e)(3)	Employment Agreement dated March 10, 2005 with Michael Hanley. (Incorporated by reference to exhibit 10.3 to Alcan’s Annual Report on Form 10-K filed on March 9, 2006.)

(e)(4)	Employment Agreement dated December 21, 2006 with Michel Jacques. (Incorporated by reference to exhibit 10.1 to Alcan’s Current Report on Form 8-K filed on December 22, 2006.)

(e)(5)	Employment Agreement dated January 14, 2002 with David McAusland. (Incorporated by reference to exhibit 10.4 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(6)	Employment Agreement dated March 2, 2007 with Christel Bories. (Incorporated by reference to exhibit 10.1 to Alcan’s Current Report on Form 8-K filed on March 7, 2007.)

(e)(7)	Change of Control Agreement dated May 1, 2005 with Richard B. Evans. (Incorporated by reference to exhibit 10.2 to Alcan’s Current Report on Form 8-K filed on July 29, 2005.)

(e)(8)	Change of Control Agreement dated May 1, 2005 with Michael Hanley. (Incorporated by reference to exhibit 10.8 to Alcan’s Annual Report on Form 10-K filed on March 9, 2006.)

(e)(9)	Change of Control Agreement dated May 1, 2005 with Michel Jacques. (Incorporated by reference to exhibit 10.10 to Alcan’s Annual Report on Form 10-K filed on March 9, 2006.)

(e)(10)	Change of Control Agreement dated May 1, 2005 with Christel Bories. (Incorporated by reference to exhibit 10.8 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(11)	Change of Control Agreement dated May 1, 2005 with David McAusland. (Incorporated by reference to exhibit 10.9 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(12)	Alcan Executive Share Option Plan, dated April 30, 1990, as amended. (Incorporated by reference to exhibit 10.1 to Alcan’s Current Report on Form 8-K filed on April 27, 2007.)

(e)(13)	Alcan Executive Performance Award Plan, dated January 1, 2007, as amended and restated. (Incorporated by reference to exhibit 10.11 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(14)	Alcan Pension Plan for Officers, dated January 1, 2006, amended and restated. (Incorporated by reference to exhibit 10.15 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(15)	Alcan Inc. Stock Price Appreciation Unit Plan, dated September 27, 2001, as amended. (Incorporated by reference to exhibit 10.2 to Alcan’s Current Report on Form 8-K filed on April 27, 2007.)

(e)(16)	Alcan Inc. Deferred Share Unit Plan for Non-Executive Directors, dated April 1, 2001, as amended. (Incorporated by reference to exhibit 10.19 to Alcan’s Annual Report on Form 10-K filed on March 9, 2006.)

(e)(17)	Total Shareholder Return Performance Plan, dated January 1, 2002, as amended. (Incorporated by reference to exhibit 10.2 to Alcan’s Quarterly Report on Form 10-Q filed on November 9, 2006.)

(e)(18)	Alcan Executive Deferred Share Unit Plan, dated January 1, 2003, as amended. (Incorporated by reference to exhibit 10.3 to Alcan’s Quarterly Report on Form 10-Q filed on November 9, 2006.)

(e)(19)	Alcan Restricted Share Unit Plan, dated September 20, 2006, as amended. (Incorporated by reference to exhibit 10.22 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(20)	Alcan Supplemental Short Term Incentive Plan, dated February 11, 2006. (Incorporated by reference to exhibit 10.23 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

(e)(21)	Pechiney Supplemental Pension Plan, dated August 8, 2003, as amended and restated. (Incorporated by reference to exhibit 10.24 to Alcan’s Annual Report on Form 10-K filed on March 1, 2007.)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2007	/s/ Roy Millington
Roy Millington
Secretary